Improved Quarterly Earnings at Bowl America

 Bowl America Incorporated tonight reported that its second quarter earnings improved to $.23 per share from $.22* in the like quarter last year. Sales and pretax profits also improved as the business did not appear to be affected significantly by the current recessionary climate.

 Customer discretionary spending as reflected by non-league traffic actually increased during the quarter. The balance of the year should benefit from increased tournament play and better pricing.

 Bowl America tomorrow will pay a quarterly cash dividend of $.115 per share, a 10% increase over last year's payment. The Company previously announced that it expected this to be the thirtieth consecutive year of increased dividends.

 Bowl America operates twenty bowling centers in Maryland, Virginia and Florida and its Class A Common Stock trades on the American Stock Exchange with the symbol BWLA. The Company's SEC Form 10-Q is available at www.sec.gov on the Edgar system.

 *Restated for 5% stock dividend paid July 26, 2001.